                                 EXHIBIT 3(iii)

                   AMENDED AND RESTATED ARTICLE III, SECTION 5
                                     OF THE
                           BYLAWS OF M&F BANCORP, INC.

         Section 5. Terms of Directors. Each initial director shall hold office until the earliest of the first shareholders' meeting at which directors are elected, or until such director's death, resignation, or removal.

         At all times that the number of directors is less than nine (9), each director shall be elected to a term ending as of the next succeeding annual meeting of shareholders or until his or her earlier death, resignation, retirement, removal or disqualification or until his or her successor shall be elected and shall qualify.

         In the first election of directors that the total number of directors is nine (9) or more, the directors shall be divided into three (3) classes, as nearly equal as possible in number as may be, to serve in the first instance for terms of one (1), two (2) and three (3) years, respectively, from the date such class of directors takes office or until their earlier death, resignation, retirement, removal or disqualification or until their successors shall be elected and shall qualify, and thereafter the successors in each class of directors shall be elected for terms of three (3) years or until their earlier death, resignation, retirement, removal, or disqualification or until their successors shall be elected and shall qualify. In the event of any increase or decrease in the number of directors at a time that the directors are so classified, the additional or eliminated directorships shall be classified or chosen so that all classes of directors shall remain or become as nearly equal as possible in number.

         Notwithstanding the provisions of this Section 5, a decrease in the number of directors does not shorten an incumbent director's term. Despite the expiration of a director's term, such director shall continue to serve until a successor shall be elected and qualified or until there is a decrease in the number of directors.